SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

ENERGY PARTNERS, LTD.

(Name of Issuer)

Common Stock, par value $0.001

(Title and Class of Securities)

29270U303

(CUSIP Number)

Daniel Gosselin

The K2 Principal Fund, L.P.

444 Adelaide Street West, Suite 200

Toronto, Canada A6 M5V 1S7

Telephone number: (416) 865- 2732

Facsimile Number: (416) 703-4443

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 29270U303	Schedule 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE K2 PRINCIPAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,089,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,089,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,089,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

CUSIP No. 29270U303	Schedule 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K2 GENPAR, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,089,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,089,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,089,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29270U303	Schedule 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,089,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,089,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,089,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29270U303	Schedule 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHAWN KIMEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,089,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,089,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,089,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29270U303	Schedule 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,089,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,089,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,089,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29270U303	Schedule 13D	Page 7 of 12 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.001 (the “Shares”), of Energy Partners, Ltd., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 201 St. Charles Avenue, New Orleans, LA 70170.

Item 2.	Identity and Background.

(a, f) This Schedule 13D is being filed by Shawn Kimel (“Kimel”), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund”), K2 GenPar, Inc., an Ontario corporation (the “GP”) a wholly owned subsidiary of K2 & Associates Investment Management Inc., an Ontario corporation (“Management”), which is a majority-owned subsidiary of Shawn Kimel Investments, Inc., an Ontario corporation (“SKI” and, together with Kimel, the Fund, the GP and Management, the “Reporting Persons”). The GP is the general partner of the Fund. Kimel is president of each of Management, SKI and the GP.

(b) The address of the principal business office of each of the Reporting Persons is 444 Adelaide West, Suite 200, Toronto, Ontario, M5V 1S7. The names and business addresses of the directors and executive officers of each of the GP, Management, and SKI are set forth on Appendix A to this Statement and incorporated herein by reference. All persons named on Appendix A to this Statement are citizens of Canada.

(c) The principal business of the Fund is to invest in securities. The principal business of the GP is serving as the general partner of the Fund. The principal business of Management is serving as the investment manager and advisor to the Fund. The principal business of SKI is to serve as a holding company for investment purposes. The principal occupation of Kimel is serving as President of each of the GP, Management and SKI.

(d,e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4 herein, on the Effective Date (as defined below), pursuant to the Plan (as defined below) the Old Notes (as defined below) held by the Fund were canceled and the Issuer issued to the Fund an aggregate of 4,077,848 Shares in exchange for such Old Notes. No borrowed funds were used to purchase the Shares. With respect to the Fund’s purchase of Shares after the Effective Date described in Item 5, the source of cash funds used for the purchase of such Shares was working capital of the Fund, and the amount of such cash funds, net of the proceeds received by the Fund in connection with a sale of Shares after the Effective Date described in Item 5, totaled approximately $83,328.04.

Item 4.	Purpose of Transaction.

On May 1, 2009, the Issuer and certain of its subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code. On July 31, 2009, the Bankruptcy Court entered a written order confirming the Debtors’ Second Amended Joint Plan of Reorganization, as amended by the modification dated September 16, 2009 (as amended, the “Plan”). On September 21, 2009 (the “Effective Date”), the Plan became effective and the Debtors emerged from reorganization proceedings under the United States Bankruptcy Code.

On the Effective Date, by operation of the Plan, (i) the Issuer’s old common stock, par value $0.01 per share, and other equity interests existing immediately prior to the Effective Date were deemed surrendered and cancelled and (ii) the Issuer’s 9 3/4% senior unsecured notes due 2014, the 8 3/4% unsecured notes due 2010, and the senior floating notes due 2013 (collectively, the “Old Notes”), were deemed surrendered and cancelled. Holders

CUSIP No. 29270U303	Schedule 13D	Page 8 of 12 Pages

of the Old Notes received, in exchange for the surrender and cancellation of such Old Notes, their pro rata share of 95% of the Issuer’s new common stock issued pursuant to the Plan. Accordingly, the Old Notes held by the Fund were exchanged for an aggregate of 4,077,848 Shares. On September 23, 2009, the Fund sold 3,192 Shares in an open market transaction as described in Item 5 below. On September 25, 2009, the Fund purchased a total of 14,522 Shares in four open market transactions as described in Item 5 below. The Shares issued to the Fund on the Effective Date and the Shares purchased on September 25, 2009 will each be held for investment purposes.

The Reporting Persons, as stockholders of the Issuer, will continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Shares, monetary and stock market conditions, and other further developments relating to the Issuer and the Shares, and will continue to participate in meetings or hold discussions with the Issuer’s management, other stockholders, and other persons, regarding the operations, assets, capital structure, or ownership of the Issuer. Such discussions may relate to one or more of the transactions specified in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may determine to acquire additional Shares through open market purchases or otherwise, sell Shares through the open market or otherwise, or otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions. The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any other transaction which the Reporting Persons believe could enhance stockholder value.

Item 5.	Interest in Securities of the Issuer.

(a) As of the Effective Date, the Fund beneficially owned 4,077,848 Shares, which represented approximately 10.2% of the Issuer’s outstanding Shares. As of the date hereof, after giving effect to the Fund’s purchase and sale of Shares described in (c) below, the Fund beneficially owns 4,089,178 Shares, representing approximately 10.2% of the Issuer’s outstanding Shares. The Fund’s sole general partner is the GP, which is the wholly-owned subsidiary of Management. Management is the majority-owned subsidiary of SKI, 100% of which is owned by Kimel. Therefore, each of the GP, Management, SKI, and Kimel may be deemed to beneficially own, in the aggregate, 4,089,178 Shares, representing approximately 10.2% of the Issuer’s outstanding Shares. The percentages used herein are based on the 40,000,000 Shares reported by the Issuer to be outstanding as of the Current Report on Form 8-K filed by the Issuer on September 24, 2009.

(b) Each of the Reporting Persons has shared voting and dispositive power over the Shares described in (a) above.

(c) As described herein, on the Effective Date, pursuant to the Plan, the Old Notes held by the Fund were surrendered and canceled and the Issuer issued to the Fund an aggregate of 4,077,848 Shares in exchange for such notes. On September 23, 2009, the Fund sold 3,192 Shares in an open market transaction for an aggregate sale price of $30,324.00, or $9.50 per Share. On September 25, 2009, the Fund purchased a total of 14,522 Shares in four open market transactions: (i) 1,631 Shares at a purchase price of $7.90 per Share; (ii) 4,400 Shares at a purchase price of $7.88 per Share; (iii) 3,500 Shares at a purchase price of $7.90 per Share; and (iv) 4,991 Shares at a purchase price of $7.60 per Share, for an aggregate purchase price of $113,138.50. Accordingly, as of the date this Statement is filed, each of the Reporting Persons beneficially owns 4,089,178 Shares, which in the aggregate represent 10.2% of the Issuer’s outstanding Shares. Except as described in this Item 5, there have been no other transactions in the Shares by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 29270U303	Schedule 13D	Page 9 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

Item 7.	Material to be Filed As Exhibits.

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons

CUSIP No. 29270U303	Schedule 13D	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2009

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR, INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 GENPAR, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

/s/ Shawn Kimel
Shawn Kimel, in his individual capacity

CUSIP No. 29270U303	Schedule 13D	Page 11 of 12 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of Energy Partners, Ltd., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: October 1, 2009

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR, INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 GENPAR, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

/s/ Shawn Kimel
Shawn Kimel, in his individual capacity

CUSIP No. 29270U303	Schedule 13D	Page 12 of 12 Pages

APPENDIX A

The following sets forth the name, position, principal occupation, citizenship and address of each director and executive officer of each of the GP, Management and SKI. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the below-listed individuals owns any Shares.

The name and business addresses of the directors and executive officers of K2 GenPar, Inc. are as follows:

DIRECTORS

Name	Business Address
Shawn Kimel	444 Adelaide Street West, Suite 200, Toronto, Ontario, M5V 1S7

EXECUTIVE OFFICERS

Name	Business Address
Shawn Kimel	444 Adelaide Street West, Suite 200, Toronto, Ontario, M5V 1S7

The name and business addresses of the directors and executive officers of K2 & Associates Investment Management Inc. are as follows:

DIRECTORS

Name	Business Address
Shawn Kimel	444 Adelaide West, Suite 200, Toronto, Ontario, M5V 1S7
Warren Kimel	440 Adelaide West, Toronto, Ontario, M5V 1S7
Ron Kimel	440 Adelaide West, Toronto, Ontario, M5V 1S7

EXECUTIVE OFFICERS

Name	Business Address
Shawn Kimel	444 Adelaide West, Suite 200, Toronto, Ontario, M5V 1S7

The name and business addresses of the directors and executive officers of Shawn Kimel Investments, Inc. are as follows:

DIRECTORS

Name	Business Address
Shawn Kimel	444 Adelaide West, Suite 200, Toronto, Ontario, M5V 1S7

EXECUTIVE OFFICERS

Name	Business Address
Shawn Kimel	444 Adelaide West, Suite 200, Toronto, Ontario, M5V 1S7